                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

    O'Toole,                         Terence             M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   VoiceStream Wireless Corporation
   (VSTR)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Year

    February/2000
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                           Former Director
               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  2/17/00   |  P     |   |     4,866     | A   |  $154.50 |              |    I    |   01,02  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  2/17/00   |  P     |   |       600     | A   |  $151.25 |              |    I    |   01,02  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  2/25/00   |  D(03) | V | 9,806,095     | D   |    03    |      -0-     |    I    |   01,04  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

              |        |        |       |               |                 |                       |        |9.       |10.   |      |
              |        |        |       |               |                 |                       |        |Number   |Owner-|      |
              |        |        |       |               |                 |                       |        |of       |ship  |      |
              |2.      |        |       |               |                 |                       |        |Deriv-   |of    |      |
              |Conver- |        |       | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
              |sion    |        |       | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
              |or      |        |       | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
              |Exer-   |        |4.     | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
              |cise    |3.      |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
              |Price   |Trans-  |action | or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.            |of      |action  |Code   | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of      |Deriv-  |Date    |(Instr | (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative    |ative   |(Month/ |8)     | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security      |Secur-  |Day/    |------ | ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)    |ity     |Year)   |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option  |        |        |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy)| $11.32 | 2/25/00|D(03)|V|       |  939  |   05   |12/31/09|Common Stock |   939   |   03   |   -0-   |01,05 |01,05 |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option  |        |        |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy)| $9.25  | 2/25/00|D(03)|V|       |  250  | Immed. | 1/1/08 |Common Stock |   250   |   03   |   -0-   |01,06 |01,06 |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option  |        |        |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy)| $9.25  | 2/25/00|D(03)|V|       |  704  |   07   | 1/1/08 |Common Stock |   704   |   03   |   -0-   |01,07 |01,07 |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: The securities reported herein as purchased were purchased and may be deemed to be beneficially owned directly by Goldman Sachs. Witout admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

03: On February 25, 2000, VoiceStream Wireless Corporation, a Washington corporation ("VS Washington"), merged with a wholly-owned subsidiary of VoiceStream Wireless Holding Corporation, which is a Delaware corporation that was itself wholly owned by VS Washington, and its shares were exchanged for shares of VoiceStream Wireless Holding Corporation ("Holding Corporation") on a one for one basis (the "Merger"). Immediately after the Merger, Holding
Corporation changed its name to VoiceStream Wireless Corporation ("VS Delaware"). The market value of Holding Corporation on the effective date of the Merger was $140.4375 per share. Outstanding and unexercised options to purchase VS Washington common stock were assumed by Holding Corporation and converted into an option to purchase an equal amount of shares of Holding Corporation common stock. The terms and conditions of the original options remain unchanged.

04: Pursuant to the Merger, Goldman Sachs may be deemed to have disposed of 7,066 shares of VS Washington common stock in exchange for 7,066 shares of Holding Corporation common stock. GS Group may be deemed to have disposed of 68,821 shares of VS Washington common stock in exchange for 68,821 shares of Holding Corporation common stock. Certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner (the "Limited Partnerships") may be deemed to have disposed of 9,730,208 shares of VS Washington common stock in exchange for 9,730,208 shares of Holding Corporation common stock. Goldman Sachs is the investment manager of one of the Limited Partnerships.

05: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan to the Reporting Person in his capacity as a director of the Company. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. The options are exercisable in four equal annual installments, beginning January 1, 2000.

06: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan in connection with Western Wireless Corporation's spin-off of the shares of common stock of VoiceStream Wireless Corporation owned by it to the holders of Class A common stock and Class B common stock of Western Wireless Corporation ("Spin-Off"), in respect of vested options granted to the Reporting Person in his capacity as a director of Western Wireless Corporation. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

07: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan in connection with the Spin-Off in respect of unvested options granted to the Reporting Person in his capacity as a director of Western Wireless Corporation. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. These options vest in 3 equal annual installments, beginning January 1, 2000.




By:  s/ Roger S. Begelman                                      March 13, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
              Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.